Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

Final Transcript

Conference Call Transcript PEP - Q4 2009 PepsiCo Earnings Conference Call Event Date/Time: Feb. 11. 2010 / 10:00AM ET

CORPORATE PARTICIPANTS

 Lynn Tyson
 PepsiCo - SVP IR

 Indra Nooyi
 PepsiCo - Chairman, CEO

 Richard Goodman
 PepsiCo - CFO

 John Compton
 PepsiCo - CEO - PepsiCo Americas Foods

 Saad Abdul-Latif
 PepsiCo - CEO of PepsiCo Asia, Middle East, and Africa

CONFERENCE CALL PARTICIPANTS

 John Faucher
 JPMorgan - Analyst

 Marc Greenberg
 Deutsche Bank - Analyst

 Bill Pecoriello
 Consumer Edge Research - Analyst

 Carlos Laboy
 Credit Suisse - Analyst

 Kaumil Gajrawala
 UBS - Analyst

 Christine Farkas
 BofA Merrill Lynch - Analyst

 Lauren Torres
 HSBC - Analyst

 PRESENTATION

Operator

 Good morning, and welcome to PepsiCo's fourth quarter 2009 earnings conference call. Your lines have been placed on listen only until the question-and-answer session. (Operator Instructions). Today's call is being recorded and will be archived at www.PepsiCo.com.

It is now my pleasure to introduce Ms. Lynn A Tyson, Senior Vice President of Investor Relations. Ms. Tyson, you may begin.

Lynn Tyson - PepsiCo - SVP IR

 With me today are Chairman and CEO, Indra Nooyi and CFO Richard Goodman. Indra will lead off with a brief recap of 2009 and our key priorities for 2010, and then Richard will review our operating and financial results and share more detailed view of 2010. We'll then move to Q&A, where we'll be joined by John Compton, CEO of PepsiCo Americas Foods, Massimo d'Amore, CEO of PepsiCo Americas Beverages, Zein Abdalla, CEO of PepsiCo Europe, and Saad Abdul-Latif, CEO of PepsiCo Asia, Middle East, and Africa. After Q&A, we will end with some closing comments from Indra. I encourage you to review our earnings web deck which augments our comments today, and is posted on our website at PepsiCo.com/investors. Our IR activities include Zein Abdalla's presentation at Cagney one week from today and our analyst meeting March 22nd and 23rd which will be held in New York City at Yankee Stadium.

During today's call unless otherwise noted all references to EPS growth, net revenue growth and division and total operating profit growth are on a core constant currency basis. Please read our Q4 earnings release for more details. Before we begin, please take note of our cautionary statement. This conference call includes forward-looking statements based on currently available information, operating plans and projections about future events and trends. Our actual results could differ materially from those predicted in such forward-looking statements, but we undertake no obligation to update any such statements whether as a result of new information, future events or otherwise. Please see our filings with the Securities and Exchange Commission including our annual report on Form 10-K and subsequent reports on Form 10-Q and 8-K. And finally, you should refer to the investor section of PepsiCo's website under financial news and events, to find disclosures and reconciliations of our non-GAAP financial measures that may be used by management when discussing PepsiCo's financial results. With that, I will turn the call over to Indra.

 Indra Nooyi - PepsiCo - Chairman, CEO

 Thanks, Lynn, and good morning everyone. This morning, I want to briefly recap our financial and operating performance in 2009, and how we have positioned ourselves for strong 2010. Then I'll give you an update on the bottling transactions, which we now hope to close by the end of February, and then give you a glimpse of some of the topics we will cover at our analyst meeting next month.

Starting with a look at 2009. I must say that I'm very pleased with our team's performance. We delivered balanced top and bottom line growth in our operating divisions and our EPS growth was right in line with our guidance. We grew net revenue by 5%, we grew division operating profit by 6%, and we increased our gross margins and operating margins in spite of significant commodity inflation. In fact, operating margins increased in all of our segments. We increased our management operating cash flow excluding certain items by 16%. And we did this while consciously investing in areas that are critical to sustaining our growth. Capacity infrastructure, innovation and people in key emerging markets, expenditures for R&D, expanding our global SAP footprint, increased marketplace spending despite significant media deflation, and meeting our sustainability commitments.

Our teams were able to deliver these impressive results by frankly doing what PepsiCo has always been known for, great products, great operations and consistent execution in the marketplace. They provide a differentiated and innovative value, they leveraged the benefits of our strong and flexible go-to-market systems and they maintained financial discipline while investing for future growth. And they did all of this in the context of the year in which there were huge macroeconomic challenges across much of the globe.

Consumers in North America, Western Europe and Eastern Europe were particularly hit by rapidly increasing unemployment rates. We did a terrific job of adapting to the macros in these markets, which enabled us to sustain consumer momentum and maintain market share. Importantly, we continue to have high growth in the many markets in Asia, the the Middle East and parts of Latin America, where the macros were more favorable. Net-net, I'm very proud of how our teams navigated the year.

PepsiCo Americas Foods recorded another exceptional year with net revenue up 7% and operating profit up 8%. Frito-Lay's performance was particularly noteworthy, it increased volume, gained share and delivered another 7 percentage point increase in operating profit, despite having to take up prices as a result of higher commodity costs. Our business in Latin America delivered similarly impressive results with double-digit gains in net revenue and operating profit on top of similar gains the previous year and we gained or held share in virtually every market across the region.

In a very difficult macroeconomic environment, our European business outperformed peer companies and delivered double-digit gains in net revenue and operating profit growth, and high single digit operating profit growth excluding acquisitions. It did this through outstanding productivity improvements, tight cost controls and sustaining consumer engagement by creating relevant price points which allowed us to maintain or grow share in most of the markets in which we operate.

In Asia, Middle East and Africa, we had a tremendous year, with strong volume growth particularly in India, and double-digit net revenue and operating profit growth, excluding the impact of acquisitions and divestitures. And we made additional investments in our business, particularly in Q4, in order to better take advantage of the huge growth opportunities in key emerging markets. In PepsiCo Americas Beverages, I am very pleased to report that we have continued to gain traction against restaging of our business. And the combination of progress we have made against key initiatives, significant productivity gains, and a disciplined approach to pursuing only profitable volume enabled PAB to post a 10% increase in operating profit in the fourth quarter.

These results demonstrate that the underlying trends in our businesses are healthy. As I noted earlier, we also made investments to build capabilities and infrastructure that will further strengthen our competitive advantage in 2010 and beyond. Which brings me to perhaps the most significant action we took in 2009 to enhance our position in the marketplace, the pending acquisition of our anchor bottlers. We believe this move will truly change the rules of the game for the NAB category in North America. The merger consolidates more than 80% of the North American beverage make sell deliver system into one business unit. We will use our new integrated structure to increase speed to market, flexibility and execution and efficiency across the entire value chain. This combination will enable us to bring a wide variety of new products to market faster including emerging brands which are still in the early stages of development and we will service our retail customers even more efficiently and effectively, taking PepsiCo's Power of One to the next level, a major competitive advantage.

We hope to close the transactions by the end of February. Integration plans are ready to go, leadership is in place, and our teams are excited. The financing is in place, and the shareholders vote on February 17th. We look forward to giving you an in depth view of our plans for the new PepsiCo Americas Beverages at our investor meeting in March.

Now let me turn to 2010 and beyond. In terms of GDP growth around the world, it looks like 2010 is going to be a bit better than 2009, with economists projecting growth in most developed markets and with continued strong growth in key markets in Asia and the Middle East. At the same time, most estimates are showing very little relief in the high unemployment rates that many developed countries are experiencing. Certainly, the unemployment numbers as we enter 2010 are still very high, and we're therefore likely to still see a cautious consumer in many developed markets. One of the barometers for sustainable consumer growth is C-store traffic, and unfortunately, the recent data indicates that C-store trips continue to be down 8 to 10%. As one economist said, we may be seeing a statistical recovery, but a human recession.

So, given this economic uncertainty, we decided to take a very pragmatic and prudent approach to our planning for 2010, maintaining the right value equation for consumers in these markets, while simultaneously placing increased emphasis on product differentiation and relevant innovation. Where the macros are favorable, we will continue to expand our businesses ahead of category growth. So, given this economic outlook for 2010, our planning assumption is that our base PepsiCo constant currency core EPS will grow about 8 to 9%. Assuming the bottling transactions close at the end of February, the constant currency core EPS growth for this new, nearly $60 billion Company, is expected to be 11 to 13%.

As we indicated last year, we will be taking advantage of the financial benefits of this merger, not only to step change our North American beverage business and augment our positions in eastern Europe, but also to make strategic investments that will sustain our momentum well into the future. Richard will walk you through the financial details, but you should expect that we will be reinvesting about $0.08 a share. We will talk at length about these investments in our March investor conference. But the key investment categories are, accelerated infrastructure investments in key emerging countries, expansion of of our good for you platforms and the development of breakthrough products, stepping up our investment in renovating our core products, launching of new innovations in our North American beverage business and innovative sustainability investments. You should be assured that all of our investments are subject to a thorough stage gate review process to ensure that each investment will yield an appropriate sustainable return.

And all of this activity in 2010 is within the context of six key strategies that will define the trajectory of our Company for the next three to five years. The first is expanding our global leadership in macro snacks. We are the global leader in macro snacks with the number one savory category market share position in virtually every key market in the world. We have an advantaged position across the entire value chain. And we plan to leverage every one of our structural advantages to capitalize on the huge growth opportunities that are still available to us around the world.

First, we will continue to grow our current businesses in both developed markets, and to a far greater extent in developing markets where per capita is still low, and where we have significant room for innovative new platforms. Second, we will extend our reach into new markets, both organically as we've done over the past couple years in Pakistan and Vietnam, or through targeted acquisitions, as we did recently in the Balkans, and then we will continue to expand into adjacent categories. Third and more importantly, we will continue to make our core snacks healthier through innovations in heart healthy oils, sodium reduction, and the addition of whole grains, nuts and seeds. So that's our strategy to expand our global leadership in macro snacks.

The second key strategy is to ensure sustainable, profitable growth in global beverages. In North America, the game changing bottler transaction, plus the actions we're taking to refresh our brands across the entire beverage category will enable us to accelerate top line growth and also improve our profitability. Internationally, there continues to be significant areas of growth, particularly in developing markets and in emerging categories. We have carefully earmarked investments to take full advantage of those opportunities, looking to ensure that we're funding long-term growth that is both profitable and sustainable.

The third strategy is to unleash the power of Power of One. This has been a promise that we will now raise to an entirely new level. We are in a unique position with retailers across the globe because we can leverage two extraordinary consumer categories, snacks and beverages. They are both high-velocity categories, both generate retail traffic. Both are very profitable. But most importantly, both deliver exceptional cash flow for retailers. So we will increasingly leverage this portfolio through unique innovative offerings to create value for consumers and deliver greater top line growth for retailers. Equally importantly, we will also accelerate Power of One supply chain and back office synergies in many markets to improve profitability and enhance customer service. And we will also extend the scale of our Company to partner with other companies around the globe as we've done recently with Anheuser-Busch in the United States for indirect procurement.

The fourth leg of our strategy is to rapidly expand our good for you portfolio. PepsiCo currently has roughly a $10 billion core of good for you products, which are anchored by Tropicana, Lebedyansky, Pandora and other juice brands, Aquafina, Quaker for grains, G, Gatorade for athletes, and the new daily joint venture we've entered into with Almarai. Along with that we have several other local good for you products and brands.

We're going to augment the organic growth of these platforms through an increasing stream of science-based innovations. Some of these new products and platforms will come from targeted acquisitions and from JVs. The larger number will be generated from R&D that we've been ramping up over the past couple of years, and which we'll continue to expand. There are huge opportunities in meeting consumer needs in nutritious beverages and snacks. Most importantly, with Tropicana and Quaker, we own two of the top five good for you food and beverage brands in the world, the other three being brands owned by European companies and with Gatorade, we own the number two brand for athletes behind Nike. With this unbelievable brand platform, our stepped up R&D capabilities and a $10 billion core Good For You revenue base, I feel we have a great platform to expand nutrition business from and I feel very good about our prospects here.

The fifth leg of the strategy is to continue to deliver on our environmental sustainability goals and commitments. Our businesses around the world are implementing innovative approaches to be significantly more efficient in the use of land, energy, water and packaging. And we're actively working with the communities in which we operate to be responsive to their resource needs.

And the sixth and the last leg is the development of leadership to sustain our growth. We have an extraordinary talent base across our global organization, in manufacturing, sales and distribution, our marketing group, our stock functions, and with all our general managers. Many of you have been out to our markets and have seen this firsthand. As we expand our businesses, we are placing heightened focus on developing the leadership talent, capabilities and experience necessary to grow our businesses well into the future. And where appropriate, we will augment and refresh our talent base with selective external hiring.

You will hear much more about these strategies next month and get the opportunity to spend more time with the leaders from around the world who will bring all of this to life. So with that, let me turn the call over to Richard.

Richard Goodman - PepsiCo - CFO

 Thanks, Indra. In 2009, our portfolio delivered line of business profitability that was very close to historical trends in constant currency, despite undertaking a significant refresh of our North American beverage business, and despite operating in the most challenging macroeconomic environment in decades. We continue to see strong performance across the worldwide snacks businesses as well as in our international beverage businesses. And our North American beverage business improved sequentially throughout the year, culminating in a return to profit growth in the fourth quarter.

As Indra mentioned, for the full year 2009, net revenue grew 5%, division operating profit and EPS each grew 6%, and management operating cash flow, which grew by 16% excluding certain items, was well ahead of our target. It's important to note that we achieved these results without our typical below the line leverage including share buybacks and bottler share sales, which cost us about 300 basis points of EPS growth for the year.

Now let me turn to each operating division. PepsiCo Americas Foods delivered strong results in 2009, generating 7% net revenue growth, and 8% operating profit growth for the year. And despite facing significant commodity inflation, a pressured consumer, and challenging macros in its markets, PAF held or grew operating margins in every one of its business. Frito-Lay North America was the fastest growing CPG company in measured channels during 2009 and it also extended its dollar share lead in the savory category.

For the full year, Frito delivered 6% increase in net revenue, and a 7% increase in operating profit, making it the fourth consecutive year of 7% operating profit growth. As expected in Q4, Frito's revenue and operating profit growth rates were adversely impacted by the overlap of the very significant pricing actions the business took in the fourth quarter of 2008, Which is why net revenue grew 2% and operating profit grew 4%. The business did an excellent job managing product mix and costs, which allowed them to expand margins in the quarter.

And FLNA continued to deliver value and product innovation to pressure consumers in differentiated ways. For example, in the quarter Frito increased its focus on the store perimeter, with its $2 value line. And recognizing that cash strapped consumers are more price sensitive at the end of the month, it increased its promotional pricing at the end of the month on popular products like Fritos and Cheetos.

From a product innovation perspective, in the fourth quarter, Frito completed the conversion of its Tostitos line to whole grains and it also strengthened its portfolio of Hispanic products with the successful introduction of Rancheritos, and Tostitos Salsa Verde. Key product offerings were strong for the year. Lays posted volume and value share gains, driven by strong in store execution and by the popular Lays Local campaign. Other products that performed well included Stacy's Pita Chips which gained value and volume share and dips and multi-pack products.

Looking at 2010, Frito will have a lot of exciting innovation and product news. Building on the strength of its core portfolio, it will launch a line of Lays regional flavors and it will also introduce Lays Kettle with natural flavors. As a part of its efforts to continue to lead the industry in healthy and affordable snacking, Frito will add more whole grains to its Tostitos line and more fiber to its SunChips line, and will be placing increased emphasis on reduced sodium products.

Let me turn to Frito's algorithm for 2010. There is no doubt that Frito will benefit from input cost deflation this year and this means we expect profit growth in 2010 will be higher than in 2009. To be very clear, though, Frito will use some of the deflation benefit to reinvest back into the business in infrastructure and in product and packaging innovation.

For example, they would expand routes and increase rack penetration, they will also increase the whole grains and fiber in their products, and on Earth Day will introduce the first fully compostable chip bag of its kind. These innovative bags, which use proprietary technologies, are defined to fully decompose in about 14 weeks.

At Latin America Foods, the teams delivered strong results in 2009 with net revenue up 10% and operating profit up 13%. Despite challenging macroeconomic conditions in many parts of the regions, including a 7% GDP contraction in Mexico. In the quarter, net revenue was also up 10%, although operating profit was up just 3%, as the business overlapped insurance settlements related to fire damage at a plant in Brazil. Excluding this settlement, operating profit growth in the quarter was in line with the full year trend, demonstrating that the LAF businesses continue to deliver balanced top and bottom line growth.

In Mexico in the quarter, our teams continued to navigate the challenging macros with tight cost controls, productivity improvements, and selective pricing to offset local commodity inflation. Sabritas held its strong value share position and Gamesa grew value share, posting its highest share level since 2007. In South America, in the quarter we posted double-digit gains in net revenue and operating profit. Brazil and Chile were particular bright spots in the quarter with double-digit increases in volume.

Turning to PepsiCo American beverages, 2009 net revenue declined 6% in the face of a challenging category in North America, and also reflecting our conscious decision to focus on profitable volume; however, PAB's performance improved steadily through the year, culminating in a 10% increase in operating profit in the fourth quarter. The division's return to operating profit growth was driven by strong productivity and improving top line treads in NAB, as well as continued strong operating performance in Latin America. We continue to refresh our North America business and results to date indicates we are taking the right steps to position the business to grow its leadership position in North America.

Key accomplishments in 2009 include gross margin expansion at NAB, resulting from successful cost management initiatives and very successful product innovation based on stevia, our all natural zero calorie sweetener. Trop 50, which is the most successful new entrant in the chilled juice category, has reached nearly $100 million in sales and Sobe Lifewater increased volume more than 50% driven by the success of the terrific lineup of zero calorie Sobe offerings. We're also very pleased with the traction we've achieved on Pepsi Refresh and on the transformation of G, which has seen improved brand equity scores with its core athletic users, which is exactly where we want to be.

And we're optimistic about our innovation in marketing calendar for 2010. To highlight just a few things. For brand Pepsi, we launched the Refresh Everything campaign which encourages individuals, businesses and nonprofits to do good in their communities by offering a series of grants from $5,000 up to $250,000. In the first 72 hours, the website received over 1,000 proposals, evidence of how relevant this campaign is to consumers. If you haven't visited the website yet, please do, either to submit an idea or to vote, www.RefreshEverything.com.

For Gatorade, we're introducing the G series, a full line of products supported by the latest science to line of products supported by the latest science to provide fuel, fluids and nutrients before, during and after activity. And we're in the process of removing high fructose corn syrup from Gatorade and G2. These actions align the product more closely with the needs of its target athletic consumer, and we're excited about how we're positioning G in 2010 for future growth.

And this year Tropicana will launch Tropicana Juicy Rewards, a program similar to the successful [Britrix] program that Walkers has run in the UK. Tropicana will work with local and national partners to deliver value in the form of over 20,000 discounted activities and services across the United States, including free admission to theme parks, free annual passes to national and state parks, and discounts on Adidas products. 2010 will be a truly historic year for our North American beverage business, and we are off to a good start. We look forward to sharing more details with you about the system integration at our investor meeting in March.

Turning to PepsiCo International, the PI teams again delivered solid results. Our Europe business faced a challenging environment in 2009, particularly in eastern Europe. But the teams delivered a 10% increase in net revenue and a 13% increase in operating profit and high single digit operating profit growth excluding the impact of acquisitions. For the quarter, net revenue grew 4% and operating profit was up 7%, as we started to lap the Lebedyansky acquisition which closed in the fourth quarter of 2008. To ensure marketplace competitiveness, the Europe team delivered differentiated value and drove broad based productivity and cost control initiatives. These actions resulted in half a point of gross margin expansion for the year, despite the top line impact of a weak consumer environment.

In Europe snacks, the 1% volume decline for the year entirely reflected the weightouts we took to offset commodity inflation. A strength in the region has been Walkers in the UK, whose consistent performance across the year was based on compelling promotional programs and relevant consumer engagement. Our Russia snacks business also performed well, growing volume and value share in the quarter, and also for the year.

In 2010, Europe snacks will continue to restage its portfolio to respond to consumer needs for healthier choices and more indulgent snacks, including Lays Sensations premium chips and Lays Gourmet Chips with healthier oils, natural ingredients and reduced sodium. In the Europe beverage business, volume grew 3.5% for the year, and CSD volumes grew double digits in both the UK and Germany. In the quarter, we gained share across Western Europe, including UK, Spain and Germany, and we also gained significant share in Turkey.

In Russia, Lebedyansky gained volume in and value share in juice for the quarter and for the year, while expanding margins, despite ForEx and commodity headwinds. In addition, incremental investments in sales infrastructure and value in the second half of the year helped to drive share gains in Russia in colas, teas and energy drinks in the fourth quarter. Plans for the PBG-Pepsi Americas integration process are on track in Europe, and you'll hear more from Zein Abdalla about our powerful European food and beverage business at the Cagney conference next week.

Turning now to EMEA, the business continues to perform very well. For the full year, net revenue grew 12% and operating profit grew 23%. The teams drove these results through an impressive innovation agenda, coupled with value initiatives in key markets. While continuing with significant investments behind distribution and cold infrastructure in both China and India. Note that Q4 has historically been the smallest profit quarter for the division, about 10% or less of its total annual profit, so the decline in profits this Q4 was entirely attributable to the planned step-up in investments in developing markets.

EMEA beverage volume grew 8% in the year, building on strong momentum in India. In both China and India, we gained almost 2 points of value share in juice on the success of our locally relevant Tropicana beverage in China and the Nimbuzz lemon drink in India. We saw strong growth in most of our other markets across EMEA for the year, particularly in our non. Value share across the Middle East. The slightly lower beverage volume of 5% in Q4 reflects the timing of Chinese New Year and a price increase in Saudi Arabia, the first we have taken in 30 years. India posted another quarter of strong performance, with beverage volume growth of 21%.

Turning to snacks, volume in EMEA grew 9% in 2009, with strong double-digit growth in many countries, including India, Saudi Arabia, Indonesia, Taiwan and Pakistan. Our Quaker Oats brand continues to do particularly well in India and China as consumers respond to our heart-healthy messaging and price pack innovation. Snacks volume grew 13% in the quarter, including 4 points of growth from acquisitions, mainly from our new dairy joint venture with Almarai in Jordan. In 2010, we will accelerate our strategic investments to expand our cold infrastructure, enhance our go-to-market systems, and support our innovations with increased advertising and marketing. Also critical to our longer term success in the region, we gained agreement from the Chinese government to open ten new plants across China.

Now let me turn to an update on where we stand with the bottling acquisitions and guidance for 2010. As you know, the SEC has completed its review of the proxy materials and we have secured the required cash for the more than $4 billion in bonds that we issued early in January. The shareholder votes on the transaction take place on February 17th and we hope to close by the end of February. With respect to the status of regulatory approvals, we continue to work with the FTC. Based on that closing date, we are targeting 11 to 13% core constant currency EPS growth off of our fiscal 2009 core EPS of $3.71. As Indra indicated, this guidance reflects roughly 8 to 9 points of growth from base PepsiCo, that is excluding the impact of the bottler acquisition, and certain strategic investments in our business. We're talking with you today about base PepsiCo because the bottler acquisitions have not closed. Once they do close we will talk only about the new PepsiCo, which will include the impact of the acquisition and strategic investments.

Turning back to the algorithm, the incremental growth of base PepsiCo reflects combination of several elements. The financial leverage and accounting upside in this transaction itself, which amounted to about $0.15 a share, synergies for ten months of about $125 million to $150 million, or about $0.06 a share, partially offset by strategic investments of about $0.08 a share. Indra talked about the nature of these strategic investments and indicated that we would be discussing them in detail in a March investor meeting.

I would like to spend a few minutes here, however, on the financial accretion and synergies. Most of you carefully reviewed our S4 filings and in particular the pro forma financials, which show that the transaction was about $0.22 accretive through three quarters of 2009. It is critical to understand, however, that these are reported numbers and so include the very significant tax benefits that PBG reported in 2009, which brought its tax rate down to less than 6%. In addition, the pro formas do not include the incremental interest cost related to the one time $900 million payment we will be making to Dr. Pepper for distribution rights to their brands. Adjusting for these two items brings the leverage and accounting impact of the transaction in line with our $0.15 estimate for 2010.

Moving on to synergies, as a result of our recent integration planning efforts, we are now estimating that we'll get $125 million to $150 million in synergies in 2010 and we expect this number will rise to about $400 million once fully implemented by 2012. That's about $100 million higher than our earlier estimates, and it is based on recent intensive work that we have been doing jointly across PepsiCo, PAS and PBG. Some of the incremental synergies are additional cost savings but the majority represent profits from top line growth, some of which will require incremental capital expenditures as well.

For competitive reasons I won't go into more details on these but Eric Foss and Massimo d'Amore and will be providing a comprehensive look at the plans for newly integrated beverage business during the investor meeting next month. What I do want to make clear, however, is that the year over year increases in synergies from now through 2012 should enable PepsiCo to sustain higher growth levels over this period. Our EPS guidance for 2010 assumes a voluntary $600 million pension plan contribution, as well as the resumption of share repurchases with the combination at about $5 billion. The repurchases will, therefore, be significantly above normal, reflecting catchup from 2009, when we were precluded from repurchasing shares because of the bottler transaction. However, please note that the leverage from these higher repurchase levels will be about the same 1.5 to 2% that we would get from our normal level of share repurchases. That reflects a relatively high year end 2009 diluted share count, which is due to last year's lack of share repurchases, combined with option exercises during the year.

Also note that the pension contribution has about the same accretive impact as the repurchases. We expect our full year 2010 core tax rate on standalone basis to be about the same as in 2009. The weighted average tax rate including the bottlers will be about 27% to 28%.

Now let me touch on the potential impact on a reported US dollar results of ForEx and the devaluation in Venezuela. It's difficult in the current environment to forecast exchange rates. Just when we thought that there would be some greater level of predictability, we saw in early February significant appreciation in the US dollar because of the events in Europe. We expect ForEx outside Venezuela will be a benefit, whether it will be a 1 or 2 or 3% tailwind is difficult to estimate. In Venezuela, there are two things going on.

First, Venezuela will be accounted for under hyper inflationary accounting in 2010 and the functional currency of our Venezuelan entities will be changed from Bolivar to the US dollar. In addition, in mid-January, the Venezuelan government devalued the Bolivar by resetting the official exchange rate from 2.15 Bolivars per dollar to 4.3 for most transactions. We expect that the majority of our transactions will be conducted and remeasured at the 4.3 exchange rate. We are still assessing all the impacts of these changes but we expect that ForEx related impacts on our core related numbers will be $0.10 to $0.12 a share. In addition we expect to record a non-core one time charge of about $125 million to net income in the first quarter of 2010, relating to the revaluation of our net monetary assets at the new exchange rate.

Before I open it up to Q&A, I would like to touch on the shape of 2010 from a financial standpoint. Within our overall 11 to 13% core constant currency guidance, we expect that the first half of the year will be mid to high single digit growth, and the second half will be mid-teens growth. The lower growth in the first half primarily reflects lapping of first half 2009 events, both above and below the line, rather than any fundamental business issues. As I mentioned earlier, FLNA will be lapping last year's strong first quarter, primarily related to the significant pricing it took early last year.

Latin America foods and beverages will be lapping the strong operating profit growth it generated in the first half of 2009, and some of of our investments will take place in Q1, before we get the benefit of the transaction upsides. In addition, below the line, we will be seeing the impact of several factors. The lapping of last year's relatively low first half tax rates, which were nearly 200 basis points lower in the first half than in the second, the incremental interest costs from the bond deal we did in January, in anticipation of the closing of the bottler transaction, and no share leverage even excluding the deal for the first half of the year, because of the relatively high starting share count and because we will not begin repurchasing shares until the deal is closed.

Net-net, we are expecting a very good top line and bottom line performance across our business in 2010. We will begin to unlock the synergies as well as the strategic benefits from our proposed bottler acquisitions, and we will be making targeted investments in key markets and categories to sustain our growth in future years.

With that, let me turn over the call to the operator for Q&A. And then Indra will close with some final remarks. Operator?
 QUESTION AND ANSWER

 Operator

 Thank you. (Operator Instructions). Our first question comes from the line of John Faucher with JPMorgan.

  John Faucher - JPMorgan - Analyst

 Yes, good morning. Two quick questions here. First off, Richard, in your commentary on the North American beverage business, I think you made a comment that it was off to a good start already this year so wanted to see if you could provide a little more color on that. And then staying in North America but looking a little bit more broadly, it seems like with the raw material environment and your sort of negative comments on the consumer, that you might have a little bit of flexibility on pricing. Can you talk a little bit about sort of your overall view in terms of your ability to generate pricing, and are you thinking about using that as a lever or are you more going to say, look, we're getting the bottlers together, combining the businesses, we think we're going to take pricing wherever it's available in the market? Thanks.

  Indra Nooyi - PepsiCo - Chairman, CEO

 So when we talk about North American beverages off to a good start, one period a year does not make, John, but the first period leading up to the Super Bowl, we did pretty good in all of our measured channel data and unmeasured channel data so we feel good about volume and revenue trends in the first period. One period a year does not make. In terms of raw material environment and flexibility on pricing, as I mentioned in my opening comments, the marketplace is tough out there, so we want to make sure that we approach the marketplace this year very, very carefully. We're going to take pricing where it's available but we also want to make sure that we provide enough value to consumers, either through price pack architecture or through bundled offerings so that we never lose the consumer through these tough environments. So we are approaching this year a bit more prudently than ever before. John, did you want to add something on Frito-Lay, how you're approaching it from a pricing perspective?

  John Compton - PepsiCo - CEO - PepsiCo Americas Foods

 John, I think that as we said in the fourth quarter call, our anticipation now is to not take pricing. We did some selective actions, but broadly not the pricing we've done in the past, and we're watching very carefully the $2 line, the three for $1 value line that we have in large format stores and then our ongoing $0.99 line that we sell in the C-store channel. We're seeing our volume growth return. I think you'll see Frito-Lay in the low single digit volume growth rate and that's been our historical volume growth in that business.

  John Faucher - JPMorgan - Analyst

 Okay. Great. Thank you.

 Operator

 Your next question comes from the line of Marc Greenberg with Deutsche Bank.

  Marc Greenberg - Deutsche Bank - Analyst

 Thanks. And good morning.

  Richard Goodman - PepsiCo - CFO

 Good morning, Marc.

  Marc Greenberg - Deutsche Bank - Analyst

 In light of the higher synergies and share repurchase, it seems like the consistent 2010 guidance may have some room for uplift. I'm wondering how we should think about that. And when you say Power of One to the next level, Indra, what kind of programming does being consolidated enable versus what you've done in the past?

  Indra Nooyi - PepsiCo - Chairman, CEO

 Marc, I thought you were going to open by saying I'm glad you're holding the investor meeting at Yankee Stadium.

  Marc Greenberg - Deutsche Bank - Analyst

 I didn't want to say anything.

  Indra Nooyi - PepsiCo - Chairman, CEO

 First time there's been an investor meeting from Yankee Stadium, home of the world champs. In terms of higher synergies and share repurchase, Marc, I'd like to say we have more room and say that we're planning prudently. I just want to see how the economy evolves. C-store trips being down 8 to 10% is worrisome so we're taking a pragmatic, prudent careful approach to the year and want to see how the construction worker, the hourly worker, job situation looks as the year progresses.

And so while on the one hand we have higher synergies which is a good, bankable number and share repurchase is something we can flex through the year, I think what we have to really watch for is the shape of the business as the year goes on and what kind of value we have to provide the consumer. So on the one hand, you could say looking at the numbers there's room for uplift but it's not just based on our performance. It's also based on the environment. So every quarter we'll have a conversation with you, we'll see how this thing evolves.

In terms of Power of One. In the past we talked about Power of One strictly in terms of bundled offering in the store but I think there's so much more we can do to align merchandising efforts across beverages and snacks, think about how to improve the service to customers by aligning our supply chains even more closely. We could improve the speed, flexibility with which we respond to consumer requests and the thing that's most exciting is that we can bring a lot more health and wellness offerings in a bundled way to the consumers. So we have a whole team that's working on this. We're not just calling it Power of One. We're talking about the power of Power of One. And at our investor meeting there's a whole section on that and I think you'll be quite excited with what you see.

  Marc Greenberg - Deutsche Bank - Analyst

 Great. Thanks. Just your other comment about stepping up investments in China and India, I wonder if you can give us any kind of dollar magnitude there or more broadly talk about the level of investment you're making in those markets versus kind of primary competition, where do you think you stand?

  Indra Nooyi - PepsiCo - Chairman, CEO

 We aren't breaking down that level of detail, Mark, but rest assured that $0.08 that we have is all towards accelerating investments in all the growth markets and as Richard mentioned the great thing that happened is we've gotten the permission to build the 10 additional plants in China. That gives us the opportunity to invest even faster to grow the footprint of our business. You'll hear in March a lot more detail. Not today.

 Operator

Next question comes from the line of Bill Pecoriello from Consumer Edge Research.

  Bill Pecoriello - Consumer Edge Research - Analyst

 I was hoping to get a little more granular on Frito-Lay. John, maybe you can help us understand unit growth versus pound growth because there's a lot of noise in the numbers as you're adjusting the pounds of the corn so maybe in the fourth quarter how did unit growth trend versus pound and then on that low single digit pound growth for 2010, how do you see the units trending and in large format versus small format as well? Thanks.

  John Compton - PepsiCo - CEO - PepsiCo Americas Foods

 Hey, Bill. They the quarter, our unit growth was around 1%, and it varied between the big bags versus small bags, to your point about the channel differences, but we did see unit growth in the quarter. Frito-Lay has historically ran 2 to 3% pound growth and that's our expectation certainly going into 2010. It will differ by channel. He with still think although we're going to be lapping sort of the declines in the CNG channel, the trends currently are still high single digit trip declines year-over-year.

So we're watching that very carefully. But we're picking that up in other parts of the business, the dollar segment, the drugstore channel are all growing faster than our historical growth rates. I think you'll see low single digit volume growth. As Richard said, we expect to see the business perform higher than it has in the past on operating profit growth as we have the benefit of deflation but we're also investing part of that deflationary benefits to accelerate top-line growth.

  Bill Pecoriello - Consumer Edge Research - Analyst

 And on the reinvestment that you've talked about, racks and routes, also on the promotional spend, do you anticipate having to tick up the promotional spend as you're trying to drive that volume improvement?

  John Compton - PepsiCo - CEO - PepsiCo Americas Foods

 I wouldn't say necessarily promotional spend. More of our investment will be back into elevating the core portfolio through changing the profile of our products. The whole grain conversion back into Tostitos, sodium reduction in our flavored fried potato chips. Certainly we'll invest in our route system and in the merchandising equipment we bring to retailers. More of the investment will be in elevating the core portfolio.

  Bill Pecoriello - Consumer Edge Research - Analyst

 Thanks.

  Indra Nooyi - PepsiCo - Chairman, CEO

 John and Eric and Massimo are all co-CEOs of bundled offerings. So you'll see more Power of One offerings and you'll see investments in that area, too.

 Operator

 Next question comes from the line of Carlos Laboy with Credit Suisse.

  Carlos Laboy - Credit Suisse - Analyst

 Good morning, everyone.

  Indra Nooyi - PepsiCo - Chairman, CEO

 Good morning.

  Carlos Laboy - Credit Suisse - Analyst

 I was hoping you could expand on China, how you view the competitive landscape going into this year and also your view on any gaps that you might have in your product portfolio, both snacks and beverages there. If you could also such on the incremental investments you've done in China.

  Indra Nooyi - PepsiCo - Chairman, CEO

 That's a half an hour answer, Carlos. I'm going to let Saad take a shot at it. If there's anything additional, I'll add to it.

  Saad Abdul-Latif - PepsiCo - CEO of PepsiCo Asia, Middle East, and Africa

 We're very pleased about our progress in China in foods. We continue to grow and gain share behind Quaker and Lays. Beverages, our NCBs continue to grow, ahead of our expectations. As Richard said earlier, we've got approval for 10 more plants, that's in addition to the four plants that we got earlier. So as we look at our China business, we're looking at a long-term horizon there. We're investing to tap on opportunities that Indra has talked about.

  Indra Nooyi - PepsiCo - Chairman, CEO

 Let me add to this. Coffee and soft drinks are a regulated industry in China. Every time you grow, you have to get permission from the Chinese government.

When we went into China, we had fewer plants that were approved for us versus our principal competitor. So right off the bat our positions were different. Now with all of these new plants that are being approved as Saad mentioned, four just approved and 10 additional so there's 14 plants that are going in, we can now start expanding our footprint in China extremely rapidly. In addition, non-caffeinated beverages, whether it's the Tropicana Pulpy, whether it's the Chinese traditional medicine drinks we've launched, they're off to a good start and I think the time has come now for us to significantly accelerate our investments in China and grow this business much more rapidly than we have been in the past because in a way our hands were tied based on the permissions we had for the various townships that would be willing to put plants in.

So we're looking at the period between 2010 and 2015 as a period of tremendous investment in China beverages, and the market's still growing in leaps and bounds, but what we have to be careful about is not doing anything irrational to get volume in one quarter or one period. We want to make sure we manage this business for sustainable growth and profitability over the next five years so that's what we're doing in beverages.

In snacks, the market is wide open. The unbelievable thing in China is that it's a snacking culture, and they snack on many, many interesting items. And they like the Western brands because we're a mark of quality. So the whole game in China in snacks is how do we bring our global brand portfolio, our mark of safety and quality, take the fragmented Chinese snack market, provide it to the Chinese consumer in a convenient, packaged way under our brands, and already we're off to a good start with Lays and the Quaker brands and we're going to add a lot more products under those umbrellas to grow the snacks business.

So to us, the market is wide open, it plays to our advantage because we know how to do sustainable agriculture. We've done great things with farmers in China. And we know how to develop these categories. That is our core strength.

As I said, 2010 forward is the big growth area for China and we are very excited about China. I spent a couple of weeks in China this summer. It's opened my eyes to the kind of opportunities there and this bottler transaction gives us the breathing room to go off and truly step our investments there so the game is just beginning.

  Carlos Laboy - Credit Suisse - Analyst

 Thank you.

 Operator

 Your next question comes from the line of Kaumil Gajrawala with UBS Investment.

  Kaumil Gajrawala - UBS - Analyst

 Hey everybody. Just to make sure I understand the base case, the base PepsiCo guidance, does it include or exclude some of the incremental spending and then along the lines of the stepup in spending, how long before we'll see an impact of this on the top line, and does it all change your long-term revenue growth model?

  Indra Nooyi - PepsiCo - Chairman, CEO

 Hard to give you complete answer there. So let me start off by saying, look, the core base PepsiCo growth model, the historical, if you go back the last three or four years, we talked about sort of a 9 to 10% or at least 10% EPS base PepsiCo growth model. To be honest, that's where we started and that's where we feel comfortable. But I'm looking at the C-store traffic trends and I think it would be much more prudent for us, especially given that we have a good US business, to plan a little bit more conservatively for 2010.

According, we are saying let's make sure that we don't expect too much from the base, not given our business, given the economic conditions and the C-store traffic in particular and based on that we said the base was probably 8 to 9% to be prudent and that's the base PepsiCo and that does not involve the accelerated investment in China, it includes a base level of investment in China and India and all of these markets which are pretty spectacular to start with. Since we now have permission to invest in 10 more plants, because we're going to open up new geographies, let's also accelerate our marketplace investment like coolers and whatever equipment and advertising that we can put into these markets.

What we're saying is the base is 8 to 9. And now let's take the room from this acquisition and look at all of our programs across the world and see what we can accelerate prudently. Because you've got to have the organizational bandwidth to put these investments in. Regarding our long-term algorithm, Richard mentioned that from a bottom line basis, between 2010 and 2012, we can sustain pretty attractive levels of bottom line growth. Clearly, that bottom line growth doesn't come without good top line growth, so at this point, again, talking in constant currency, we see at least for the next three years or so, again, we're going to be a $60 billion Company so we have to sustain the growth level of that Company. We feel good about revenue growth and bottom line growth. Revenue growth consistent with past practices and bottom line growth at the accelerated level that we just talked about.

  Kaumil Gajrawala - UBS - Analyst

 Okay. Thank you.

 Operator

 Your next question comes from the line of Christine Farkas with Banc of America.

  Christine Farkas - BofA Merrill Lynch - Analyst

 Thank you very much. Good morning Indra and Richard.

  Indra Nooyi - PepsiCo - Chairman, CEO

 Good morning, Christine.

  Christine Farkas - BofA Merrill Lynch - Analyst

 A couple of clarifications if I could. Richard, just to back up again on the bottler accretion. I want to understand what's really changed here. Previous to today's call I believe the expected accretion was something like $0.02 to $0.03 and if I'm reading your guidance today correctly, looks like something closer to $0.13 for 2010. Is that fair?

Richard Goodman - PepsiCo - CFO

 I mean, there are several elements. I mean, we have the financial and sort of accounting accretion from the transaction of around $0.15 and then we have the additional synergies as well and I think that that's actually pretty close to where we had been guiding people.

  Christine Farkas - BofA Merrill Lynch - Analyst

 Okay. Thanks for that. And if I could follow up on China. Just to understand the beverage volumes there for Pepsi were down year-over-year, given the timing of the Chinese New Year, and I'm curious, again, your rival posted strong double-digit growth, did not call out the Chinese New Year. I'm just wondering if there's a timing difference or something else fundamental that you want to point out.

  Indra Nooyi - PepsiCo - Chairman, CEO

 I think there was also some aggressive volume gaining strategies that were deployed by some people in the back half of 2009. And as Richard mentioned, and as I mentioned in my opening comments, we made a conscious decision not to hit the volume accelerator for one period or one quarter. We want to manage this business sort of steady Eddie over a long period of time.

  Christine Farkas - BofA Merrill Lynch - Analyst

 If I could just follow up with North American beverages. Do you split out or could you split out the volume trends between North America and Latin America. You talked about some top line progress but curious how the volumes looked in the fourth quarter sequential to the third.

  Richard Goodman - PepsiCo - CFO

 Christine, we don't split out those but both on the top and bottom line we saw very positive trends on both of the businesses, North America beverages was profitable in the fourth quarter and significantly ahead of where it was earlier in the year.

 Operator

 Your final question comes from the line of Lauren Torres from HSBC.

  Lauren Torres - HSBC - Analyst

 Good morning. Indra, talked about this in your prepared remarks but I was curious to hear more about how you're thinking about reinvesting some of your synergies savings back into the North American beverage business. I think there's a concern out there that maybe you're focused more on volume growth at the expense of profit growth so just curious about how you're thinking about reinvestment to drive profitable growth this year?

  Indra Nooyi - PepsiCo - Chairman, CEO

 Lauren, exactly the opposite. I mentioned it. Richard reiterated and I've been saying it at least several times during this call. We are focused on profitable growth. We do not want to chase volume at the expense of profit because that's renting volume. We're not going to do that and the reason that we have this positive leverage on the bottom line and top line is because we made a conscious decision not to rent volume.

The investments in North American beverages that we talked about specifically, we believe there's some breakthroughs possible in North American beverages. If those breakthroughs do come to fruition, we will invest behind it. For competitive reasons, can't give you much more information than that. But North American beverages investment is only going to happen if there's a breakthrough. Otherwise, investments are going to happen in many other parts of the company, the good for you pieces, accelerated investment in emerging markets. We're going to target each of these investments so we get long-term growth from these investments. That's the beauty of strategic investment as opposed to addressing any short-term operational fix.

  Lauren Torres - HSBC - Analyst

 Thank you.

 Operator

 Thank you. I will now turn the call over to Ms. Indra Nooyi for closing remarks.

  Indra Nooyi - PepsiCo - Chairman, CEO

 Thank you, operator. To close, I just want to say that I'm so proud of all of our teams and how they performed this year. As I mentioned, we delivered the strong results by doing what PepsiCo's always been known for, great products, great operations, consistent execution in the marketplace, and great teamwork. Most importantly, we took the right steps in 2009 to enhance our competitiveness, regardless of the macros and 2010 with the bottling deal I think is going to be a defining year for PepsiCo and we look forward to sharing with you in March our game plan for the next chapter of PepsiCo's growth. So until Yankee Stadium, thank you for your time today and we'll see you then.

 Operator

 Thank you. This concludes today's conference call. You may now disconnect.

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Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG. PepsiCo and PepsiAmericas, Inc. (“PAS”) have filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statements and the proxy statements/prospectuses and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PepsiCo are available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG are also available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS are also available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

Statements in this communication that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.